

Mail Stop 3720

January 12, 2007

Keith Wong
Chief Executive Officer
Eastbridge Investment Group Corporation
2129 East Cedar Street, Unit 30
Tempe, AZ 85282

>   **RE: Eastbridge Investment Group Corporation**
>   **Amendment no. 1 to Form 10-SB**
>   **Filed December 22, 2006**
>   **File No. 0-52282**

Dear Mr. Wong:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Revise the cover page of the registration statement to provide an accurate address for the company's principal executive offices. In this regard, we note that the first comment letter that we mailed to you could not be delivered to the address at 2129 East Cedar Street and that you provide a different address for your directors and executive officers on page 10 of the registration statement.

Item 1. Description of Business, page 1

2. Revise to specify the nature of the services you will provide pursuant to the "listing agreements with two Chinese companies" mentioned in this section and clarify when you expect to begin generating revenues from these business relationships. As these agreements appear to be material to your business, file them as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-B, summarize the material terms of the agreements, such as the payment and termination provisions, and identify the two Chinese companies.

3. Please continue to revise this section and the subsection entitled "Products and Marketing" on page 2 to further clarify the nature of the financial services you intend to provide. For instance, what do you mean by services in the form of "Guaranteed Return Ventures" on page 1? As another example, expand your description of the "public offering guidance" you will provide, including the nature of the "marketing, sales, and strategic planning services." Advise us whether you plan to become a registered broker or dealer and if not, why your proposed activities would not bring you within the definition of a "broker" or "dealer" under the Securities Exchange Act of 1934.

4. We note your disclosure on page 1 that you will provide services in the form of "investment banking." We also note that you intend to receive payment in the form of stock equity in exchange for services provided to companies that you "take public, or cause to be acquired" as well as take equity positions in your joint venture partners. Provide us with your analysis of whether you will be an investment company within the Investment Company Act of 1940. See Section 3(a) of the Investment Company Act.

Competition, page 2

5. Revise this section to you include your response to prior comment 10 that you are unaware of other companies that offer similar services in China and India. Furthermore, please revise the disclosure to take into account the risk factor discussion on page 6 that you "may not be able to compete effectively" against major brokerage and financial service companies as well as smaller companies.

Liquidity and Capital Resources, page 8

6. As requested in prior comment 18, describe in greater detail the material terms of the loans from company insiders, including the repayment terms, interest rates, maturities, etc.

Security Ownership of Certain Beneficial Owners and Management, page 9

7. We have reviewed your response to prior comment 21. Please provide us with an analysis for why Mr. Klein may not be deemed to beneficially own all the shares of the registrant's common stock held by High Performance Edge, LLC, as a result of his partnership interest in the entity. In this regard, please note that "beneficial ownership" for purposes of Rule 13d-3 is defined as "any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares" voting and/or investment power (emphasis added), and it is not limited to a partnership's proportionate interest in the entity. Since you later disclose on page 13 that Mr. Dembinski is a partner of High Performance Edge, LLC, please also advise us why he may not be deemed to beneficially own 13% of the registrant's common stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Christopher Dieterich, Esq.
        Philip K. Shin, Esq.
        Via Facsimile: (310) 312-6680